Exhibit 4.2

(Translation)

Liability Limitation Agreement

Kubota Corporation (hereinafter, the “Company”) and              (hereinafter, the “Outside Audit & Supervisory Board Member”) , as of the date of the Outside Audit & Supervisory Board Member’s assumption into office, hereby agree to enter into this Agreement (hereinafter, the “Agreement”), under which the Company agrees to limit the Outside Audit & Supervisory Board Member’s liability, as provided for under Article 33 of the Articles of Incorporation of the Company.

Article 1. Liability Limitation

1.	On or after the execution of this Agreement, in the event that the Outside Audit & Supervisory Board Member, in good faith and without gross negligence in performing his or her duties, incurs liability to compensate the Company under Article 423 Paragraph 1 of the Corporate Law of Japan (hereinafter, the “Relevant Liability”), the Company shall limit the Outside Audit & Supervisory Board Member’s liability to the aggregate of the amounts specified by the “Relevant Liability”.

2.	The Company will release the Outside Audit & Supervisory Board Member with respect to liability exceeding the limit specified by the preceding clause.

Article 2. Period of Agreement

1.	This Agreement shall be effective from no later than either the execution of this Agreement or the assumption of the position as the Outside Audit & Supervisory Board Member up until the Company’s Ordinary General Meeting of Shareholders (hereinafter the “Meeting”) which terminates his or her term. However, in the case that the Outside Audit & Supervisory Board Member shall cease his or her position before the Meeting, the term of this Agreement shall be terminated.

2.	In the event that the Outside Audit & Supervisory Board Member shall be reappointed, this Agreement shall remain in full effect and the same provisions shall apply for the reappointed term.

3.	In the event that the Outside Audit & Supervisory Board Member shall assume the position of Executive Officer, Officer, Manager or other employee for the Company or any of the Company’s subsidiaries, this Agreement shall become ineffective from then on.

Article 3. Court of Jurisdiction

The Company and the Outside Audit & Supervisory Board Member shall agree that the Osaka District Court will be the exclusive jurisdiction of the court on all matters pertaining to this Agreement.

(Date)

Kubota Corporation, Chairman, President & CEO,
Yasuo Masumoto

Outside Audit & Supervisory Board Member